UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2022.

Commission File Number: 000-56401

NEWCREST MINING LIMITED
(Translation of registrant’s name into English)

Level 8, 600 St. Kilda Road
Melbourne VIC 3004
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newcrest Mining Limited

	By:	/s/ Claire Hannon
Dated: March 22, 2022		Name:	Claire Hannon
		Title:	Deputy Company Secretary & Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Newcrest Mining Limited Notification of Issue, Conversion or Payment up of Unquoted Equity Securities, dated March 21, 2022